STATEMENT OF INVESTMENTS

Dreyfus Municipal Money Market Fund, Inc.

August 31, 2007 (Unaudited)

Short-Term Investments--101.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Arizona--1.3%				
Maricopa County Industrial Development Authority, MFHR, Refunding (San Clemente Apartments Project) (Insured; FNMA and Liquidity Facility; FNMA)	4.00	9/7/07	10,000,000 a	10,000,000
Arkansas--.7%				
Pulaski County Public Facilities Board, MFHR (Chapelridge Project) (LOC; Regions Bank)	4.03	9/7/07	5,650,000 a	5,650,000
California--2.8%				
FHLMC Multifamily Certificates, Revenue (Insured; FHLMC and Liquidity Facility; FHLMC)	4.07	9/7/07	17,593,720 a,b	17,593,720
Menlo Park Community Development Agency, Tax Allocation Revenue, Refunding (Las Pulgas Community Development Project) (Insured; AMBAC and Liquidity Facility; State Street Bank and Trust Co.)	3.93	9/1/07	3,500,000 a	3,500,000
Colorado--3.5%				
Colorado Educational and Cultural Facilities Authority, Student Housing Revenue (Fuller Theological Seminary Project) (LOC; Key Bank)	4.09	9/7/07	9,900,000 a	9,900,000
Morgan Keegan Municipal Products Inc. Trust (City and County of Denver) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Natixis Commercial Paper Corporation)	4.09	9/7/07	5,000,000 a,b	5,000,000
Mountain Village Housing Authority, Housing Facilities Revenue (Village Court Apartments Project) (LOC; U.S. Bank NA)	4.00	9/7/07	6,600,000 a	6,600,000
Southern Ute Indian Tribe of the Southern Ute Indian Reservation, Revenue	3.96	9/7/07	5,000,000 a	5,000,000

Delaware--.9%

Delaware Economic Development Authority, MFHR (School House Project) (LOC; HSBC Bank USA)	4.15	9/7/07	6,700,000 a	6,700,000

District of Columbia--1.4%

District of Columbia, Enterprise Zone Revenue (Trigen-Pepco Energy Services, LLC Issue) (LOC; M&T Bank)	4.05	9/7/07	10,435,000 a	10,435,000

Florida--8.4%

Broward County Housing Finance Authority, MFHR (Cypress Grove Apartments Project) (Liquidity Facility; American International Group Funding Inc.)	4.10	9/7/07	13,730,000 a	13,730,000
Broward County Housing Finance Authority, MFHR (Golf View Gardens Apartments Project) (LOC; Regions Bank)	4.07	9/7/07	8,500,000 a	8,500,000
Broward County Housing Finance Authority, SFMR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	4.07	9/7/07	795,000 a,b	795,000
Florida Housing Finance Agency, Housing Revenue (Caribbean Key Apartments Project) (LOC; FNMA)	4.05	9/7/07	11,525,000 a	11,525,000
Gainesville, Utilities System Revenue (Liquidity Facility; SunTrust Bank)	3.95	9/1/07	15,450,000 a	15,450,000
Lee County Industrial Development Authority, Utility System Revenue (North Fort Myers Utility, Inc. Project) (LOC; SunTrust Bank)	4.07	9/7/07	5,100,000 a	5,100,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.82	10/11/07	5,500,000	5,500,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; SunTrust Bank)	3.78	9/13/07	2,461,000	2,461,000

Georgia--5.1%

Conyers Housing Authority, MFHR (Towne Pointe Apartments Project) (LOC; Amsouth Bank)	4.04	9/7/07	4,000,000 a	4,000,000
DeKalb County Housing Authority, MFHR (The Forest at Columbia				

Apartments Project) (LOC; First Tennessee Bank)	4.05	9/7/07	8,300,000 a	8,300,000
Gwinnett County Development Authority, IDR (Suzanna's Kitchen Inc. Project) (LOC; Wachovia Bank)	4.07	9/7/07	5,800,000 a	5,800,000
Municipal Electric Authority of Georgia, CP (LOC; JPMorgan Chase Bank)	3.73	9/7/07	10,000,000	10,000,000
RBC Municipal Products Inc. Trust (Dekalb County Housing Authority, MFHR (North Hills Apartments Project)) (Liquidity Facility; Royal Bank of Canada and LOC; Royal Bank of Canada)	4.09	9/7/07	5,700,000 a,b	5,700,000
Savannah Economic Development Authority, Exempt Facility Revenue (Home Depot Project)	4.17	9/7/07	5,000,000 a	5,000,000
Indiana--3.8%				
ABN AMRO Munitops Certificates Trust (Indianapolis Local Public Improvement Bond Bank - Indianapolis Airport Authority Project) (Insured; AMBAC and Liquidity Facility; ABN-AMRO)	4.07	9/7/07	10,000,000 a,b	10,000,000
Indianapolis Local Public Improvement Bond Bank, Notes	4.25	9/27/07	15,000,000	15,005,257
Wabash, EDR (Wabash Alloys Project) (LOC; Bank of America)	4.10	9/7/07	3,750,000 a	3,750,000
Kansas--1.3%				
Junction City, GO Temporary Notes	5.00	6/1/08	3,955,000	3,983,652
Kansas Development Finance Authority, MFHR, Refunding (Chesapeake Apartments Project) (LOC; FHLB)	4.00	9/7/07	5,500,000 a	5,500,000
Kentucky--4.8%				
Kenton County Airport Board, Special Facilities Revenue (Airis Cincinnati LLC Project) (LOC; Deutsche Postbank)	4.15	9/7/07	30,900,000 a	30,900,000
Somerset, Industrial Building Revenue (Wonderfuel LLC Project) (LOC; Bank of America)	4.10	9/7/07	5,120,000 a	5,120,000
Louisiana--2.9%				
Ascension Parish, Revenue, CP (BASF AG)	3.82	10/9/07	5,000,000	5,000,000

Board of Supervisors of Louisiana State University and Agricultural and Mechanical College, Revenue, Refunding (Insured; AMBAC and Liquidity Facility; BNP Paribas)	3.98	9/7/07	13,140,000 a	13,140,000
Quachita Parish Industrial Development Board, IDR (Garrett Manufacturing, LLC Project) (LOC; Regions Bank)	4.05	9/7/07	3,635,000 a	3,635,000

Maryland--.8%

Baltimore County, Revenue, Refunding (Shade Tree Trace Apartments Facility) (LOC; M&T Bank)	3.94	9/7/07	5,485,000 a	5,485,000
Maryland Economic Development Corporation, Revenue (Todd/Allan Printing Facility) (LOC; M&T Bank)	4.20	9/7/07	650,000 a	650,000

Massachusetts--1.0%

Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue) (Liquidity Facility; Bank of America)	3.95	9/7/07	7,585,000 a	7,585,000

Michigan--2.5%

Detroit, RAN (LOC; Bank of Nova Scotia)	4.50	3/1/08	12,100,000	12,146,495
Detroit Downtown Development Authority, LR, Refunding (Millender Center Project) (LOC; HSBC Bank USA)	4.15	9/7/07	7,000,000 a	7,000,000

Mississippi--1.7%

Mississippi Business Finance Corporation, Revenue (Belhaven College Project) (LOC; First Tennessee Bank)	4.05	9/7/07	7,100,000 a	7,100,000
Mississippi Hospital Equipment and Facilities Authority, Revenue (Mississippi Methodist Hospital and Rehabilitation Center, Inc. Project) (LOC; First Tennessee Bank)	4.05	9/7/07	5,370,000 a	5,370,000

New Hampshire--.5%

New Hampshire Health and Education
    Facilities Authority, Revenue
    (Riverbend Issue) (LOC; TD

Banknorth N.A.)	4.02	9/7/07	4,075,000 a	4,075,000
New York--5.5%				
New York City				
(Insured; MBIA and Liquidity				
Facility; Bank of Nova Scotia)	3.94	9/1/07	4,050,000 a	4,050,000
New York City				
(LOC; Bank of America)	3.95	9/1/07	8,500,000 a	8,500,000
New York City				
(LOC; JPMorgan Chase Bank)	3.99	9/1/07	2,600,000 a	2,600,000
New York City Municipal Water				
Finance Authority, Water and				
Sewer System Revenue				
(Liquidity Facility; The Bank				
of New York)	3.99	9/1/07	3,845,000 a	3,845,000
New York City Transitional Finance				
Authority, Revenue (New York				
City Recovery) (Liquidity				
Facility; Dexia Credit Locale)	3.90	9/1/07	8,400,000 a	8,400,000
Port Authority of New York and New				
Jersey, Special Obligation				
Revenue (Versatile Structure				
Obligation) (Liquidity				
Facility; JPMorgan Chase Bank)	3.88	9/1/07	13,900,000 a	13,900,000
North Carolina--2.1%				
Durham County,				
Multifamily Revenue (Falls				
Pointe Apartments) (Liquidity				
Facility; Merrill Lynch and				
LOC; Merrill Lynch)	4.15	9/7/07	15,760,000 a,b	15,760,000
Ohio--5.6%				
Hamilton County,				
Hospital Facilities Revenue				
(Christ Hospital) (Insured;				
FSA and Liquidity Facility;				
Svenska Handelsbanken)	4.12	9/7/07	9,900,000 a,b	9,900,000
Hamilton County,				
Sales Tax Refunding Bonds				
(Insured; AMBAC and Liquidity				
Facility; Morgan Stanley Bank)	4.05	9/7/07	8,150,000 a,b	8,150,000
Lorain County,				
IDR (Cutting Dynamics, Inc.				
Project) (LOC; National City				
Bank)	4.13	9/7/07	2,210,000 a	2,210,000
Student Loan Funding Corporation,				
Student Loan Senior Revenue,				
Refunding (Liquidity Facility;				
Citibank NA)	4.02	9/7/07	22,000,000 a	22,000,000
Oklahoma--.7%				
Tulsa County Industrial Authority,				
Capital Improvements Revenue				

(Liquidity Facility; Bank of America)	3.70	11/15/07	5,000,000	5,000,000

Pennsylvania--11.9%

Dauphin County General Authority, Revenue (School District Pooled Financing Program) (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	3.98	9/7/07	30,100,000 a	30,100,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program II) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	3.98	9/7/07	18,855,000 a	18,855,000
Lancaster County Hospital Authority, Health Center Revenue (Luthercare Project) (LOC; M&T Bank)	4.00	9/7/07	16,825,000 a	16,825,000
Montgomery County Higher Education and Health Authority, Revenue (Pennsylvania Higher Education and Health Loan) (LOC; M&T Bank)	4.00	9/7/07	7,165,000 a	7,165,000
Montgomery County Higher Education and Health Authority, Revenue (Pennsylvania Higher Education and Health Loan) (LOC; M&T Bank)	4.03	9/7/07	9,580,000 a	9,580,000
Susquehanna County Industrial Development Authority, IDR (Stabler Companies, Inc. Project) (LOC; Wachovia Bank)	4.12	9/7/07	3,200,000 a	3,200,000
Susquehanna County Industrial Development Authority, Revenue (Pennfield Corporation Project) (LOC; Fulton Bank)	4.15	9/7/07	3,935,000 a	3,935,000

South Dakota--1.3%

South Dakota Housing Development Authority, Homeownership Mortgage Revenue	4.25	8/15/08	10,000,000	10,041,619

Tennessee--6.3%

Municipal Energy Acquisition Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank and LOC; JPMorgan Chase Bank)	4.04	9/7/07	25,000,000 a,b	25,000,000
Sevier County Public Building Authority, Public Projects Construction Notes (Taud Loan Program)	3.80	4/1/08	4,725,000 c	4,725,000
Tennergy Corporation,				

Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	4.10	9/7/07	9,000,000 a,b	9,000,000
Tennergy Corporation,				
Gas Revenue (Putters Program) (LOC; BNP Paribas)	4.10	9/7/07	9,000,000 a,b	9,000,000

Texas--18.3%

Bell County Housing Finance Corporation, MFHR (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.15	9/7/07	8,805,000 a,b	8,805,000
Dallas-Fort Worth International Airport Facilities Improvement Corporation, Airport Revenue (Merlots Program) (Insured; FSA and Liquidity Facility; Wachovia Bank)	4.07	9/7/07	3,510,000 a,b	3,510,000
Harris County Health Facilities Development Corporation, Revenue (The Methodist Hospital System)	3.95	9/7/07	4,000,000 a	4,000,000
Harris County Metropolitan Transit Authority, Sales and Use Tax Revenue, CP (LOC; DEPFA Bank PLC)	3.80	10/17/07	6,000,000	6,000,000
Houston, Airport System Revenue, CP (LOC; Dexia Credit Locale)	3.75	12/6/07	10,000,000	10,000,000
Houston, Airport System Revenue, CP (LOC; Dexia Credit Locale)	3.75	12/6/07	5,000,000	5,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.72	11/13/07	15,000,000	15,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.72	12/12/07	10,000,000	10,000,000
Lower Colorado River Authority, Revenue, CP (LCRA Transportation Services Corporation Project) (Liquidity Facility; JPMorgan Chase Bank)	3.75	10/3/07	2,500,000	2,500,000
Port of Port Arthur Navigation District, Environmental Facilities Revenue, Refunding (Motiva Enterprises Project)	4.25	9/7/07	5,000,000 a	5,000,000
Puttable Floating Option Tax Exempt Receipts (Texas Municipal Gas Acquisition and Supply Corporation II, Gas Supply Revenue) (Liquidity Facility;				

Merrill Lynch Capital Services and LOC; JPMorgan Chase Bank)	4.12	9/7/07	15,520,000 a,b	15,520,000
Puttable Floating Option Tax Exempt Receipts (Texas Transportation Commission, GO Mobility Funds Bonds) (Liquidity Facility; Merrill Lynch Capital Services)	3.66	9/7/07	4,995,000 a,b	4,995,000
Revenue Bond Certificate Series Trust, Revenue (Dewitt) (GIC; American International Group Funding Inc.)	4.11	9/7/07	8,265,000 a,b	8,265,000
Revenue Bond Certificate Series Trust, Revenue (Greens Project) (GIC; American International Group Funding Inc.)	4.11	9/7/07	5,774,000 a,b	5,774,000
Revenue Bond Certificate Series Trust, Revenue (Heather Lane Apartments) (GIC; American International Group Funding Inc.)	4.11	9/7/07	10,600,000 a,b	10,600,000
Revenue Bond Certificate Series Trust, Revenue (Landings) (GIC; American International Group Funding Inc.)	4.11	9/7/07	8,400,000 a,b	8,400,000
Revenue Bond Certificate Series Trust, Revenue (Ranch View) (GIC; American International Group Funding Inc.)	4.11	9/7/07	5,760,000 a,b	5,760,000
Revenue Bond Certificate Series Trust, Revenue (Silverton Village Town Homes) (GIC; American International Group Funding Inc.)	4.11	9/7/07	5,955,000 a,b	5,955,000
Revenue Bond Certificate Series Trust, Revenue (Wildwood Branch) (GIC; American International Group Funding Inc.)	4.11	9/7/07	3,705,000 a,b	3,705,000

Washington--.6%

Pierce County Economic Development Corporation, Industrial Revenue (SeaTac Packaging Project) (LOC; HSBC Bank USA)	4.35	9/7/07	4,380,000 a	4,380,000

Wisconsin--1.0%

Little Chute Area School District, BAN	4.00	4/1/08	3,875,000	3,875,000
Oconomowoc Area School District, BAN	3.80	11/1/07	4,000,000	4,000,000

Wyoming--3.2%

Campbell County, IDR (Two Elk Power Generation Station Project) (GIC; American International Group Funding Inc.)	3.80	11/30/07	15,000,000	15,000,000
Campbell County, IDR (Two Elk Power Generation Station Project) (LOC; Citibank NA)	3.80	11/30/07	9,000,000	9,000,000
U.S. Related--1.2%				
Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA)	4.03	9/7/07	9,000,000 a,b	9,000,000
Total Investments (cost $763,470,743)			**101.1%**	**763,470,743**
Liabilities, Less Cash and Receivables			**(1.1%)**	**(8,466,568)**
Net Assets			**100.0%**	**755,004,175**

a   Securities payable on demand. Variable interest rate--subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2007, these securities amounted to $206,187,720 or 27.3% of net assets.

c   Purchased on a delayed delivery basis.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation

HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance